Rule 424(b)(3)
SEC File No.  333-78485
Supplement to Prospectus dated July 28, 1999


                             [Intimate Brands Logo]


         Thank you for requesting information regarding Intimate Brands' direct investment plan, IBInvest Direct.

         First Chicago Trust Company of New York, the plan administrator, has informed us that it has changed its name to EquiServe Trust Company, N.A. Accordingly, all references to First Chicago in our Prospectus dated July 28, 1999 should be deemed deleted and replaced by references to EquiServe.

         In addition, you should note that there have been certain changes in the tax regulations affecting non-United States persons. Such persons will have to comply with certification procedures to establish that they are not a United States person in order to avoid certain backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to such non-U.S. persons will be allowed as a credit against their United States federal income tax liability and may entitle them to a refund, provided that the required information is furnished to the Internal Revenue Service.

         All of the terms of the IBInvest Direct plan are as described in the Prospectus.



          The date of this Prospectus Supplement is October 26, 2001.